One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

July 16, 2014

Via EDGAR AND UPS Next-Day Air Delivery

Mr. Edward P. Bartz

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3010

Washington, DC 20549

Re:	BDCA Senior Capital, Inc. – Draft Registration Statement on Form N-2

Dear Mr. Bartz:

This letter sets forth the response of our client, BDCA Senior Capital, Inc. (the “Fund”) to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated June 20, 2014 regarding the Fund’s draft registration statement on Form N-2 (the “Registration Statement”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

PROSPECTUS

Cover Page

1.           Comment:       The fourth paragraph on this page states that “[w]e will not sell our shares at a public offering price where our NAV exceeds 90.0% of the public offering price.” (Emphasis added.) In order to clarify this statement, please state this information in positive form.

Response:        The Fund has revised the above-referenced disclosure as follows:

As a result of regulatory requirements, we will adjust our public offering price as necessary to ensure that our NAV does not exceed ~~we will not sell our shares at a public offering price where our NAV exceeds~~ 90.0% of the public offering price.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

2.           Comment:       The fifth bullet after the fifth paragraph states, in part, “We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us.” In fact, a share repurchase program has not yet been implemented. Disclosure on page 9 states that the Fund intends to offer to repurchase shares beginning 12 months after meeting the minimum offering requirement, while disclosure on page 20 states that the Fund may take up to 1 year from the effective date to raise the minimum of $2 million. Please revise the referenced bullet to state that the Fund intends to repurchase shares, but will not commence a tender offer during the first year of the offering, and may take as long as 2 years after the effective date of the offering. Please also disclose that the Fund does not expect to repurchase more than 25% of the Fund shares in any calendar year.

Response:        The Fund has revised the above-referenced disclosure as follows:

We ~~have implemented~~ intend to implement a share repurchase program, but only a limited number of shares ~~are~~ will be eligible for repurchase by us. Except in limited circumstances, you will not be eligible to participate in our share repurchase program during the first year of our offering. Further, during any twelve-month period, we will not repurchase more than 25% of the weighted average number of shares outstanding in the prior calendar year. In addition, any such repurchases will be at a 10.0% discount to the current offering price in effect on the date of repurchase.

Prospectus Summary – Investment Objectives and Policies (Page 1)

3.           Comment:       Inasmuch as the term “senior capital” in the Fund’s name suggests a particular type of investment, please disclose a policy to invest at least 80% of the Fund’s assets in senior capital investments, such as securities that have priority claim ahead of all other securities of the fund. See Rule 35d-1(a)(2) under the Investment Company Act of 1940 (the “Investment Company Act”).

Response:        Rule 35d-1(a)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), provides that “a materially deceptive and misleading name of a Fund includes . . . [a] name suggesting that the Fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries” unless a policy has been adopted to invest at least 80% of the assets in the type of investments in the name. In the adopting release for Rule 35d-1, the Staff noted that it intends the rule to apply to “an investment company with a name that suggests that the company focuses its investments in a particular type of investment,” and as examples of types of investments, it lists stocks and bonds.1 Thus, Rule 35d-1’s limitations are intended to apply to names that suggest a predominant exposure to a particular asset class. The Fund respectfully submits that the term “senior capital” does not describe or refer to any particular type of investment or asset class, and as a result, the Fund respectfully submits that the Fund is not required to adopt the investment policy described in Rule 35d-1.

4.           Comment:       This section provides that the Fund intends to have at least 75% of its investments in Leveraged Loans, which will generally be rated below investment grade, or would be rated below investment grade if they were rated. Please add this disclosure to the cover page of the prospectus, and include the term “junk bonds” in describing these investments.

1 See Release No. IC-24828 January 17, 2001.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Response:        The Fund has revised the above-referenced disclosure as follows:

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. We may invest in securities that are rated below investment grade by ratings agencies or might be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

5.          Comment:        The second paragraph on page 2 of the prospectus states that the Fund intends to invest in equity tranches of collateralized loan obligations (“CLOs”). Please confirm to us that investments in equity tranches of CLOs will not be considered “senior capital” investments for purposes of the Fund’s 80% policy referred to in Comment 3. Please also confirm that such investments will not be treated as qualifying assets for purposes of complying with the 70% test specified in Section 55(a) of the Investment Company Act. Also, please explain to us whether the Fund intends to consolidate the financial statements of the CLOs with the Fund’s financial statements. We may have additional comments after reviewing your response.

Response:        The Fund confirms that CLOs to be purchased by it will not be considered “qualifying assets” for purposes of the 70% test specified in Section 55(a) of the 1940 Act, which is why the Fund disclosed in the prospectus contained in the Registration Statement (the “Prospectus”) its intention to limit its investments in CLOs to not more than 25% of its portfolio. The Fund does not intend to acquire interests in CLOs which would obligate it to consolidate those CLOs’ financial statements. However, the Fund confirms that it will comply with all consolidation requirements of U.S. GAAP.

Prospectus Summary – Investment Adviser (Page 4)

6.           Comment:       The last two sentences of the fifth paragraph of this section tout the performance of an affiliated BDC for which BDCA Adviser serves as investment adviser. Please either provide us with an analysis as to why such disclosure is permitted, or delete these two sentences.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Response:        The Fund bases the inclusion in the Prospectus of the prior performance of Business Development Corporation of America (“BDCA”), an affiliated business development company (“BDC”) which is advised by BDCA Adviser, LLC (“BDCA Adviser”), which shares substantially the same investment and portfolio management personnel as BDCA Senior Adviser, LLC, the Fund’s registered investment adviser ( “BDCA Senior Adviser”). We believe the Staff’s position in Horizon Asset Management, LLC, SEC No-Action Letter (September 13, 1996) (“Horizon Asset Management”) provides precedent for this approach. The principles articulated in Horizon Asset Management for the use of performance data of a predecessor or prior adviser are: (1) substantial identity of personnel responsible for prior performance, (2) similarity of accounts in terms of investment objectives, policies and strategies, (3) all prior accounts that were managed in a substantially similar way are presented and (4) the prospectus must clearly disclose that the performance information related to the adviser’s management of private accounts should not be interpreted as indicative of the registrant’s future performance.2 The Fund notes its presentation is consistent with these principles as described below:

Substantial Identity of Personnel

The individuals listed in the “Portfolio Management” section of BDCA’s prospectus as the principals of BDCA Adviser and the senior investment professionals employed or retained by BDCA Adviser are:

Name	Position(s) with BDCA Adviser
Peter M. Budko	Chief Executive Officer
Nicholas Radesca	Chief Financial Officer, Treasurer and Secretary
Robert K. Grunewald	Chief Investment Officer
Edward M. Weil, Jr.	Executive Vice President

The individuals listed in the “Portfolio Management” section of the Prospectus as the principals of BDCA Senior Adviser and the senior investment professionals employed or retained by the BDCA Senior Adviser are:

Name	Position(s) with BDCA Adviser
Peter M. Budko	Chief Executive Officer
Nicholas Radesca	Chief Financial Officer and Treasurer
Robert K. Grunewald	Chief Investment Officer

Thus, the Fund confirms that a substantial identity of personnel exists between the personnel responsible for investment performance of BDCA Adviser and BDCA Senior Adviser.

2 Horizon Asset Management, SEC No-Action Letter (September 13, 1995).

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Similarity of Investment Objectives, Policies, and Strategies

The investment objective of BDCA is “to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments” by investing “in first and second lien senior secured loans and mezzanine debt issued by middle market companies.”3 The Fund’s investment objective is “to generate both current income and, to a lesser extent, capital appreciation through [its] investments” by investing in “first lien, floating rate loans and, to a lesser extent, second lien floating rate loans of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market.” While, unlike BDCA, the Fund does not primarily focus on middle market lending, the Fund believes that it and BDCA have similar investment objectives and strategies.

The Fund also confirms that its investment policies and those of BDCA are substantially similar. In particular, the Fund refers the Staff to the “Determination of NAV” section of the Fund’s Prospectus, and the “Business – Determination of NAV” section of BDCA’s prospectus, which contains substantially similar policies concerning the determination of net asset value. The Fund also refers the Staff to the “Liquidity Strategy” section of the Fund’s Prospectus, and the “Liquidity Strategy” section of BDCA’s prospectus, which also contains substantially similar policies regarding the factors and considerations concerning the exploration of a liquidity event by both the Fund and BDCA. Finally, the Fund refers the Staff to the “Regulation” section of the Fund’s Prospectus, and the “Regulation” section of BDCA’s prospectus, which contain virtually identical descriptions of the policies required to be followed by both the Fund and BDCA to qualify to be treated as a BDC. Thus, the Fund confirms that it and BDCA have substantially similar investment policies as well.

All Previous Accounts Presented

BDCA Adviser was formed on June 15, 2010. BDCA is the sole BDC for which BDCA Adviser serves as investment adviser.4 As disclosed in the “Portfolio Management” section of the BDCA prospectus, BDCA Adviser is wholly-owned by AR Capital, LLC which is indirectly majority-owned by Nicholas S. Schorsch, BDCA’s chairman and chief executive officer, and William M. Kahane, one of BDCA’s directors.

As disclosed on pages 3 and 59 of the Prospectus, BDCA Senior Adviser is wholly-owned by AR Capital, which is controlled by Nicholas S. Schorsch, the Fund’s chairman and chief executive officer, and William M. Kahane, the Fund’s president and one of the Fund’s directors. The Fund is the sole investment company for which BDCA Senior Adviser serves as investment adviser. BDCA and the Fund are the only investment companies sponsored by AR Capital, LLC. Thus, the Fund confirms that all accounts that were managed in a substantially similar way are currently presented in the Prospectus.

3 See Business Development Corporation of America final prospectus dated April 29, 2014.

4 BDCA Adviser serves as Investment sub-adviser to AR Capital BDC Income fund, a mutual fund advised by an affiliate of BDCA Adviser, which invests in publicly traded BDCs.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Prior Performance Disclaimer

The Fund has included the following sentence immediately following the disclosure of the prior performance of BDCA on page 4 of the Prospectus:

Because the performance data presented herein relates to the performance of BDCA Adviser, the investment adviser to BDCA which is not our investment adviser, you should not consider the performance of BDCA Adviser as indicative of our future performance.

Because the Fund submits that its proposed prior performance data of a predecessor or prior adviser is consistent with the principles and guidance set forth by the Staff in previous no-action letters, the Fund respectfully requests that the Staff permit the disclosure to remain as currently set forth in the Prospectus.

Prospectus Summary – Estimated Use of Proceeds (Page 7)

7.          Comment:        The first paragraph of this section states that it may take the Fund 6 to 12 months after meeting the minimum offering requirement to invest the initial proceeds of the offering in securities meeting the Fund’s investment objective and strategy. Please disclose the reasons for this expected delay. See Guide 1 to Form N-2.

Response:        The Fund is conducting a continuous public offering under Rule 415 of the Securities Act of 1933, as amended. Pursuant to Rule 415(a)(5), the Fund may offer and sell its securities “only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold.” As a result, it will be receiving offering proceeds on a continuous basis during those three years. The Fund intends to deploy its capital at the earliest practicable time once it determines that the then-current market conditions present the most favorable investment opportunities. The disclosure cited by the Staff is meant to caution investors that the Fund will be deliberate in assessing investment opportunities and will only invest in those assets that it believes present the most favorable and compelling attributes. Because the Adviser is uncertain about what the market conditions will be when it meets the minimum offering amount, the pace at which capital will be raised and the depth of the market for the Fund’s contemplated investment strategies, it is possible that the Adviser would determine it would be appropriate to delay deploying the Fund’s capital raised for a period of time until the Adviser determines that market conditions warrant investment. The disclosure is meant to alert readers to this possibility, not to suggest that such a delay is anticipated or part of the Fund’s investment strategy.

8.          Comment:        The second paragraph of this section states that the Fund may use the net proceeds of the offering to fund distributions to stockholders. Please describe the distribution of offering proceeds to stockholders as a return of capital, state that a return of capital is a return to investors of a portion of their original investment in the Fund, and describe the short term and long term tax implications for stockholders. Also, please disclose why the Fund’s Board of Directors believes it is appropriate to make a return of capital distribution from the net proceeds of the offering.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Response:        The Fund also notes that it is subject to Section 19(a) of the 1940 Act, which is applied to BDCs pursuant to Section 59 of the 1940 Act. Section 19(a) provides that it is unlawful for the Fund “to make any distribution in the nature of a dividend payment, wholly or partly from any source other than (1) [s]uch company's accumulated undistributed net income, determined in accordance with good accounting practice and not including profits or losses realized upon the sale of securities or other properties; or (2) [s]uch company's net income so determined for the current or preceding fiscal year,” except in certain circumstances. The Fund confirms to the Staff that it will comply with Section 19(a).

The Fund has revised the Prospectus as follows:

During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our stockholders. Distributions made to our stockholders from our net offering proceeds may be considered a return of capital and will reduce a stockholder’s tax basis in his or her shares. See “Risk Factors—Risks Relating to Our Business and Structure—The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions we pay may represent a return of capital to you which will reduce your tax basis in our shares and reduce the amount of funds we have for investments in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.” In accordance with the requirements of the 1940 Act, we are prohibited from paying distributions to our stockholders from any source other than our accumulated undistributed net income or our as-determined net income unless accompanied by a written statement which adequately discloses the source or sources of such payment. Our board of directors, including a majority of our independent directors, will be required to determine that making distributions from our net offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects.

Prospectus Summary – Risk Factors (Page 7)

9.          Comment:        Please provide a bullet point in this section stating that the Fund’s Leveraged Loan investments will generally be rated below investment grade, or would be rated below investment grade if rated. Please also include the term “junk bonds” in this description, and describe the speculative characteristics of these investments.

Response:        The Fund has revised the above-referenced disclosure to include the following bullet point risk factor:

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

•	We may invest in securities that are rated below investment grade by ratings agencies, or that might be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

The Fund has also included the same statement in the risk factor captioned “Risk Factors – Risks Related to Our Investments – Our investments in Leveraged Loans involve risk and we could lose all or a part of our investment.”

Fees and Expenses (Page 13)

10.         Comment:       The Example shows the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to an investment in the Fund, assuming a 5% annual return. Please provide an additional line item to the Example disclosing the costs that would be incurred if the 5% return used in the Example was made up entirely of capital gains subject to the 15% incentive fee.

Response:        As disclosed on page 51 of the Prospectus, the Fund anticipates that its revenue will be “in the form of dividends or interest payable on the debt securities that we hold and capital gains, if any, prior to the maturity of any debt instruments or equity interests that we acquire in portfolio companies” (emphasis added). Further, as stated on page 58 and throughout the Prospectus, the Fund discloses that its investment objective is “to generate both current income and, to a lesser extent, capital appreciation through our investments” (emphasis added). Thus, capital gains are not expected to constitute a major or even significant component of the Fund’s revenue. Rather, the Fund expects that most of its revenue will be derived from dividends or interest, consistent with the Fund’s predominant investment objective of income generation. The Fund maintains that presenting an additional line item to the “Fees and Expenses” table disclosing costs if the 5% return were made up entirely of capital gains would be misleading to an investor. The presentation of a separate line item disclosing the impact of the Fund’s return based exclusively on capital gains, and the attendant costs, would indicate to a reader that the Fund expects that capital gains will constitute a significant component of its revenue, which the Fund does not expect to be the case.

11.         Comment:       Footnote (5) to the fee table states that the management fee is calculated on the basis of gross assets. Please define gross assets in this footnote, and state whether gross assets includes the Fund’s holdings of cash and cash equivalents.

Response:        The Fund has revised the above-referenced disclosure as follows:

(5)         Our management fee under the Investment Advisory Agreement is payable quarterly in arrears, and is calculated at an annual rate of 1.0% of the average value of our gross assets. For these purposes, “gross assets” includes all the assets of our company, including cash and cash equivalents, and proceeds from indebtedness.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Risk Factors – Risks Relating to Our Business and Structure – We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. (Page 28)

12.         Comment:       The third paragraph of this section states that the Fund has not yet decided whether to take advantage of any or all of the JOBS Act exemptions available to it. However, the last sentence of the first paragraph under the section “Q: Are there any JOBS Act considerations?” on page 22 of the prospectus states “[w]e have decided to take advantage of these exemptions.” Please correct this inconsistency.

Response:        The Fund has revised the above-referenced disclosure as follows:

~~We have not made a decision as to whether to take advantage of any or all of the JOBS Act exemptions that are applicable to us. If we do~~ While we have decided to take advantage of ~~any of~~ these exemptions, we do not know if some investors will find our common stock less attractive as a result.

Risk Factors – Risks Relating to this Offering and Our Common Stock – Certain provisions of our charger and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock. (Page 44)

13.         Comment:       The first paragraph in this section states that the Fund’s bylaws contain a provision exempting from the Maryland Control Share Acquisition Act (the “MCSAA”) all acquisitions of the Fund’s shares, but also states that the Board may amend the bylaws to remove this exemption. Please also disclose in this section, and in the “Control Share Acquisitions” section on page 96 of the prospectus, that it is the position of the staff of the SEC’s Division of Investment Management that if a BDC fails to opt-out of the MCSAA, it acts in a manner inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010).

Response:          The Fund has revised the above-referenced disclosure as follows:

Our board may amend our bylaws to remove that exemption in whole or in part without stockholder approval. It is the position of the staff of the SEC’s Division of Investment Management that if a BDC fails to amend its bylaws to opt out of the Control Share Acquisition Act, the BDC acts in a manner inconsistent with the 1940 Act.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Discussion of the Company’s Expected Operating Plans – Revenues (Page 51)

14.         Comment:       This paragraph states that the Fund may generate revenue in the form of fees for providing managerial assistance. In your response to this letter, please address the issue of whether it is appropriate for the managers of BDCs to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Please explain to us why it is appropriate for BDC managers or their affiliates to receive both incentive compensation and fees for providing the assistance that was the justification for allowance of incentive compensation in the first place.

Response:        The Fund confirms to the Staff that the Adviser will not receive an additional fee for providing managerial assistance. The Fund has revised the disclosure as set forth below. The Fund may receive certain consulting or other fees itself for providing services, such as commitment, origination, or structuring services, directly to portfolio companies. The Fund has revised the above-referenced disclosure as follows:

In addition, we may generate revenue in the form of commitment, origination, structuring or diligence fees, monitoring fees, ~~fees for providing managerial assistance~~ and possibly consulting ~~and performance-based~~ fees. Any such fees will be generated in connection with our investments and recognized as earned.

Discussion of the Company’s Expected Operating Plans – Expense (Page 51)

15.         Comment:       The penultimate bullet point in this section provides that the Fund bears fees and expenses relating to “all other expenses incurred by our Adviser in performing its obligations.” Please disclose these other expenses in this bullet point.

Response:        The Fund has revised the above-referenced disclosure as follows:

•	All other organizational and offering expenses incurred by our Adviser in performing its obligations, subject to the limitations included in the Investment Advisory Agreement;

Determination of NAV – Determinations in Connection With Offerings (Page 67)

16.         Comment:       Please revise the penultimate sentence in the first paragraph of this section to state that “we intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price.” In addition, please delete the term “generally” from the third bullet point in the second paragraph of this section.

Also, the third paragraph of this section provides that, in determining that the Fund is not selling its shares of common stock at a price below its current net asset value, the Fund will not be required to calculate the net asset value of its common stock. Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, “which net asset value shall be determined as of a time within forty-eight hours” prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

Response:        The Fund has revised the above-referenced disclosure to read as follows:

~~Importantly, this determination does not require that we calculate NAV in connection with each closing.~~ We intend to provide our board of directors, or a committee thereof, with all information required by it to make ~~Instead, it involves~~ a determination ~~by our board of directors or a committee thereof~~ that we are not selling shares which, after deducting selling commissions and dealer manager fees, is below the then-current NAV at a time at which the sale of shares is made.

Management (Page 69)

17.         Comment:       We note that much of the information for this section will be completed by amendment. Please ensure that the amendment provides all of the information required by Item 18 of Form N2, including all directorships held by each director during the past five years.

Response:        The Fund undertakes to ensure that future pre-effective amendments to the Registration Statement will provide all information required by Item 18 of Form N-2, including all directorships held by each director during the past five years.

Investment Advisory and Management Services Agreement – Investment Advisor Services (Page 76)

18.         Comment:       The third paragraph of this section states that the Fund will enter into an Expense Support Agreement (“ESA”) with the adviser whereby the adviser may pay up to 100% of the Fund’s operating expenses, and that these waived expenses are fully recoverable by the adviser. Please disclose the terms under which the adviser may recapture expenses waived under the ESA. For example, other BDCs with similar arrangements include both an expense ratio and distribution rate threshold that needs to be met prior to recapture of expenses by the adviser. Please also ensure that the recapture provision is disclosed wherever the ESA is discussed in the registration statement. Also, disclosures on pages 52, 85, and F-7 of the registration statement state that the Fund intends to enter into an expense support agreement, while disclosure in this section definitively describes the ESA “to be entered into.” Please correct this inconsistency.

Finally, please add disclosure on the cover page of the prospectus regarding the Fund’s ability to fund distributions with expenses waived pursuant to the ESA, and state that those waived expenses may be subject to repayment in the future, thereby reducing future distributions to which shareholders would otherwise be entitled.

Response:       The form of Expense Support Agreement (the “Expense Support Agreement”) to be entered into by the Fund and BDCA Senior Adviser will be filed as an exhibit to the Registration Statement. Pursuant to Section 2 of the Expense Support Agreement, the Fund agrees to reimburse BDCA Senior Adviser in an amount equal to the expense support payments “as promptly as possible, but only to the extent that it does not cause the [Fund’s] Other Operating Expenses to exceed 1.5% of net assets attributable to common shares.”

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

The Fund has revised the above-referenced disclosure on page 76 of the Prospectus to read as follows:

~~Pursuant to the Expense Support Agreement to be entered into between us and~~ We intend to enter into the Expense Support Agreement with our Adviser pursuant to which our Adviser may make Expense Support Payments to us on a monthly basis in an amount up to 100% of our operating expenses. We may reimburse our Adviser for previously paid Expense Support Payments only under certain conditions. Our Expense Support Payment contains provisions to ensure that for our Adviser to be reimbursed, certain of our operating expenses must be lower, and our distribution rate to our stockholders must be higher, than on the date our Adviser originally made the Expense Support Payment. Specifically, the Expense Support Agreement provides that we will reimburse our Adviser only (1) if our “operating expense ratio” (as defined in the Expense Support Agreement) is equal to or less than our operating expense ratio at the time the corresponding Expense Support Payment was incurred, (2) if our “annualized distribution rate” (as defined in the Expense Support Agreement) is equal to or greater than the annualized distribution rate at the time the corresponding Expense Support Payment was incurred, (3) if the Expense Support Payment was made not earlier than three years prior to the date of repayment, and (4) to the extent that it does not cause our other operating expenses to exceed 1.5% of our net assets attributable to common shares. Such payment may be in any combination of cash or offsets against amounts due from us to our Adviser. Pursuant to the terms of the Expense Support Agreement, we shall reimburse our Adviser, if requested, the amount of such Expense Support Payments within three years from the date the Expense Support Payment is incurred. Our Adviser is entitled to reimbursement of all previously unreimbursed Expense Support Payments in the event of termination of the Expense Support Agreement.

The Fund has also revised the above-referenced disclosure on the cover page to read as follows:

Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses. Our Adviser may also waive reimbursements by us for certain expenses paid by it to fund our distributions. The waived reimbursements may be subject to repayment in the future, reducing future distributions to which our stockholders may be entitled.

Investment Advisory and Management Services Agreement – Advisory Fees – Incentive Fees (Page 76)

19.         Comment:       Please provide a graphic representation of the calculation of the subordinated incentive fee at various hurdle rates.

Response:        The Fund has revised the above-referenced disclosure on page 77 of the Prospectus.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

GENERAL COMMENTS

20.         Comment:       Please advise us whether FINRA has approved the underwriting terms of the Fund’s offering.

Response:        As of the date of this letter, FINRA has not approved the underwriting terms of the Fund’s offering. However, the Fund’s dealer manager and FINRA member, Realty Capital Securities, LLC, has submitted the underwriting terms to FINRA, which are currently under review.

21.         Comment:       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:        Acknowledged.

22.         Comment:       If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:        Acknowledged.

23.         Comment:       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:        As of the date of this letter, the Fund has not submitted an exemptive application or no-action request in connection with the Registration Statement. However, the Fund intends to submit an exemption application for an order pursuant to Section 57(i) and Rule 17d-1 of the 1940 Act to permit certain joint transactions otherwise prohibited by Section 57(a)(4) the 1940 Act, as well as authorizing certain co-investment transactions under Section 17(d) and Rule 17d-1 of the 1940 Act. Such exemptive application will be submitted to the Commission at the earliest practicable time once the terms of such exemptive application have been finalized.

24.         Comment:       Responses to this letter should be in the form of either (i) an amended draft registration statement submitted pursuant to the JOBS Act, or (ii) a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:        Acknowledged.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

July 16, 2014

25.         Comment:       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:        Acknowledged.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

cc:	James A. Tanaka, RCS Capital Corporation John H. Grady, National Fund Advisors, LLC Christopher Carlson, RCS Capital Corporation Martin H. Dozier, Alston & Bird LLP